UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-36515

Materialise NV

Technologielaan 15

3001 Leuven

Belgium

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Attached as Exhibit 99.1 hereto is a copy of a press release regarding Materialise NV’s annual shareholders’ meeting and the availability of the related meeting materials.

Attached as Exhibit 99.2 hereto is a copy of an English translation of the Board of Directors Annual Report to the meeting.

EXHIBIT INDEX

Exhibit	Description

99.1	Press Release dated May 15, 2026
99.2	Board of Directors Annual Report (English translation)*

*Constitutes an unofficial English translation of the original Dutch document. The Dutch document shall govern in all respects, including interpretation matters.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MATERIALISE NV

By:	/s/ Brigitte de Vet-Veithen
Name:	Brigitte de Vet-Veithen

De Vet Management BV
Title:	Chief Executive Officer

Date: May 15, 2026